3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 215.981.4750

falcoj@pepperlaw.com

November 11, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor, Esq.

Re:	Cutwater Select Income Fund (the “Fund”)
1940 Act File No. 811-02201

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the Fund’s preliminary proxy materials filed with the Commission on October 30, 2014. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures contained in the proxy materials. The responses to the Staff’s comments are reflected in the definitive proxy materials. We have organized the Fund’s response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the Fund’s response.

*        *        *

1.

In the answer to the fifth question of the “Frequently Asked Questions” section, the discussion of predicted benefits from the new ownership of the Adviser is relatively brief. Please provide more detail about how shareholders in the Fund will benefit from the new ownership of the Adviser. Although in this regard the Staff notes that the Adviser will not change.

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh
Berwyn Harrisburg Orange County Princeton Wilmington

www.pepperlaw.com

U.S. Securities and Exchange Commission

November 10, 2014

Response: The Proxy Statement has been revised to address the Staff’s comment. The proposed Transaction will benefit the Fund’s shareholders because of the advantages to be realized by the Adviser, as a result of its affiliation with The Bank of New York Mellon (“BNY Mellon”). The pending sale of Cutwater Holdings, LLC (the Adviser’s parent) by MBIA Inc. to BNY Mellon will align the Adviser with a parent that has significant businesses and resources deployed in the asset management industry. BNY Mellon is part of the world’s sixth largest global asset manager, with approximately $1.65 trillion in assets under management as of September 30, 2014. BNY Mellon Investment Management encompasses BNY Mellon’s affiliated investment management firms, wealth management services and global distribution companies. After completion of the acquisition, the Adviser will work closely with Insight Investment, one of BNY Mellon’s leading investment management boutiques. BNY Mellon’s parent company, The Bank of New York Mellon Corporation, currently has a current market capitalization of over $40 billion, with credit ratings ranked among the highest in the Global Systemically Important Banks (G-SIB) peer group. It had total revenue of approximately $15 billion and net income of $2.19 billion in fiscal year ended December 31, 2013.

BNY Mellon’s existing investment in human and technological resources that encompass critical areas of governance, risk management, portfolio management, fixed income analysis, and customer service in a global organization will be of significant value to the Fund and the Fund’s shareholders.

In contrast to BNY Mellon, the existing owner of the Adviser, MBIA Inc., is primarily a monoline insurance company that is refocusing on its core municipal bond insurance business and is choosing to exit the asset management industry.

2.

We note that the benchmark for the Fund is the Barclays US Credit Index. In the answer to the fifth question of the “Frequently Asked Questions,” please clarify how the Adviser will benefit from Insight’s global and emerging markets expertise if the focus of the Fund’s strategy is domestic securities?

U.S. Securities and Exchange Commission

November 10, 2014

Response: The Proxy Statement has been revised to address the Staff’s comment. Given the increasing complexity of fixed income investing and the globalization of markets, a strong global platform provided by BNY Mellon will significantly enhance the Adviser’s capabilities to the benefit of all the Adviser’s clients, including the Fund. For instance, there is an ongoing debate about the “relative value” between interest rate curves across global fixed income markets and the impact that debate is having on the U.S. fixed income market. The impact, from the presence of overseas investors, such as sovereign wealth funds, on U.S. fixed income markets has led to an increase in volatility in the U.S. rates market and has direct implications on the Adviser’s clients including the Fund and its shareholders. Clearly, having a comprehensive global perspective is increasingly important for successful fixed income investing and is a capability that will be enhanced at the Adviser as a result of the acquisition by BNY Mellon.

Further, the Barclays U.S. Credit Index, which is the Fund’s benchmark, includes a significant allocation to U.S. dollar denominated bonds issued by entities that are domiciled outside the U.S. The Fund’s investment guidelines permit the Fund to invest in these bonds. Being a part of BNY Mellon’s global Investment Management platform will enhance the Adviser’s ability to identify non-U.S. investment opportunities which ultimately will benefit the Adviser’s clients, including the Fund.

The allocation breakdown of the Barclays U.S. Credit Index is shown below:

Sector	Benchmark as of 09/30/14 (1)
Muni	3.14%
Corporate	65.87%
Non-US – Developed	15.65%
Non-US – Emerging	7.96%
Sovereign	7.38%

(1)	Source: Barclays, Cutwater Asset Management

3.	In the answer to the ninth question, please delete the bolding at the end of the paragraph.

U.S. Securities and Exchange Commission

November 10, 2014

Response: The Proxy Statement has been revised to reflect the Staff’s comment.

4.	In the fourth paragraph under “Summary of the Agreement,” please clarify the extent to which the Fund intends to use Insight for broker dealer services?

Response: The Proxy Statement has been revised to address the Staff’s comment.

5.	Define “Cutwater Holdings, LLC” earlier in the proxy statement.

Response: The Proxy Statement has been revised to address the Staff’s comment.

6.

The Staff notes that the resignation of Mr. Gautam Khanna from the Board of Trustees of the Fund has been announced. Will he remain with the Fund as vice president and with the Adviser as a Managing Director?

Response: Mr. Khanna will remain in his position as a Vice-President of the Fund and as a Managing Director of the Adviser.

7.	In the first full paragraph on page 10, consider disclosing how assets managed and market cap of MBIA compare with those of BNY Mellon?

Response: The Proxy Statement has been revised to reflect the Staff’s comment.

8.	In the second full paragraph on page 10, please disclose the consideration that MBIA is receiving on the sale of the Adviser.

Response: Respectfully, the Fund declines to revise the Proxy Statement to disclose the consideration to MBIA. The Fund has not revised the Proxy Statement to disclose the amount of consideration paid to MBIA because the Fund believes that the current disclosure in the Proxy Statement regarding the general terms of the Transaction is appropriately detailed in order to provide sufficient background information to shareholders on the reason the Special Meeting is necessary. Information regarding the amount of consideration paid to MBIA is not relevant to a shareholder’s consideration of the new investment advisory

U.S. Securities and Exchange Commission

November 10, 2014

agreement with the Adviser because (i) Fund shareholders are not being asked to approve the Transaction; (ii) the Transaction involves the sale of Cutwater Holdings, LLC not the Adviser; and (iii) neither the Board nor the Fund’s shareholders have any authority to approve or disapprove the Transaction.

Similarly, the Board did not deem the amount of consideration to be relevant to its consideration of the new investment advisory agreement and, as such, neither the Fund nor the Board requested nor was provided such information. However, the Board was sufficiently aware that the Transaction involved consideration and, as a result, both MBIA and BNY Mellon had a financial interest in the continuation of the advisory relationship between the Fund and the Adviser.

9.	In the first paragraph on page 11, please disclose the current composition of the Board of Trustees and that the Fund intends to comply with the 75% requirement.

Response: The Proxy Statement has been revised to address the Staff’s comments.

10.	In the partial paragraph beginning on page 12, please identify the funds in the Peer Group. Are funds in the Peer Group similar in size to the Fund?

Response: The Proxy Statement has been revised to address the Staff’s comments.

11.	Where is the Morningstar category of taxable corporate bond closed-end funds published?

Response: Morningstar publishes information about the category on its publicly available website at www.morningstar.com.

12.	In the table on page 12, confirm that the performance for the 3 years, 5 years and 10 years is annualized and provide the performance of the Barclays U.S. Credit Index in the table?

Response: The Proxy Statement has been revised to address the Staff’s comments.

U.S. Securities and Exchange Commission

November 10, 2014

13.	Please explain what is meant by “Morningstar Taxable Corporate Bond Universe.” How is this benchmark relevant? Explain the composition and relevance of the unlevered peer group average.

Response: The Proxy Statement has been revised to address the Staff’s comments.

14.	In the second paragraph under “Vote Required” on page 13, clarify that broker non-votes because they are not votes cast, have the effect of no votes.

Response: The Proxy Statement has been revised to address the Staff’s comments.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco